

Mail Stop 7010

June 30, 2009

via U.S. mail and facsimile

John M. Dionis, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

      RE: AECOM Technology Corp
             Form 10-K/A for the Fiscal Year Ended September 30, 2008
             Filed January 23, 2009
             Proxy Statement
             Filed January 23, 2008
             File No. 000-52423

Dear Mr. Dionis:

We have reviewed your response letter dated June 4, 2009 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

Goodwill, page 29

1. We note your response to comment 1 in our letter dated April 7, 2009.
    Specifically we note your statement that your reporting units are at your operating
    segment level. We further note that your PTS reportable segment has various
    operating segments. As such, it would appear as though you have more than two
    reporting units for which goodwill is to be tested. Finally, we note your
    disclosure on page 29 in your fiscal year 2008 Form 10-K and your response letter
    dated March 26, 2009, which you state you only have two reporting units for
    which goodwill was tested for impairment. As such, it is unclear to us whether
    you tested goodwill for impairment at the appropriate level. Please tell us the
    level at which you testing goodwill for impairment during the fiscal year 2008
    testing. If you did not test goodwill for impairment at the appropriate level for
    fiscal year 2008 or any of the other years presented, please conduct the goodwill

impairment analysis at the appropriate level in accordance with the guidance in SFAS 142. Please provide us with the detailed results of the revised goodwill impairment analysis for each period presented, including the estimated fair value of each reporting unit, the carrying value of each reporting unit and the amount of goodwill allocated to each reporting unit. If you did not test goodwill for impairment at the appropriate level, please provide us with your consideration of SFAS 154. Please also note that disclosure for the level at which you are testing goodwill for impairment should be included in your significant accounting policies footnote.

21. Reportable Segments and Geographic Information, page 89

2. We note the disclosures you intend to include in MD&A's critical accounting policies section in partial response to comment 2 in our letter dated April 7, 2009. Please note that disclosures required by paragraph 26.a. of SFAS 131 should be included in the footnotes to your consolidated financial statements.

3. As previously requested in comment 2 in our letter dated April 7, 2009, please provide us with a detailed analysis as to how you determined your operating segments for the PTS reportable segment are properly aggregated. Refer to paragraph 17 of SFAS 131 with consideration of the guidance in paragraphs 18-24 of SFAS 131. For the similar economic characteristics criteria, please provide us with revenue, gross profit, gross profit margins, income from operations, and income from operations margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended September 30, 2008 and the 6-month periods ended March 31, 2009 and 2008 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief